Exhibit 23.1

The Board of Directors
Keyrx Biopharmaceuticals, Inc.

We consent to the incorporation by reference in the registration statement on Form S-8 of Keryx Biopharmaceuticals, Inc. of our report dated February 28, 2002 with respect to the consolidated balance sheets of Keyrx Biopharmaceuticals, Inc. as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001, and all related financial statement schedules, which report appears in the December 31, 2001, annual report on Form 10-K of Keyrx Biopharmaceuticals, Inc.

Somekh Chaikin

A member firm of KPMG International
Certified Public Accountants (Isr.)

Jerusalem, Israel

March 26, 2002